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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **12/31/2016**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AARON CAPITAL, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5180 PARK AVENUE, STE 128

(No. and Street)

MEMPHIS	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter (813) 442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo Westlake & Company

(Name – if individual, state last, first, middle name)

1907 S Alexander St, Ste 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Carter _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital, Inc. _____, as

of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public

Signature

CFO & FINOP

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aaron Capital, Inc.

AUDITED FINANCIAL STATEMENTS

For the Year-Ended December 31, 2016

Table of Contents



RAULERSON CASTILLO WESTLAKE & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Aaron Capital, Inc.

We have audited the accompanying statement of financial condition of Aaron Capital, Inc. as of December 31, 2016, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Aaron Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of Aaron Capital, Inc.'s financial statements. The supplemental information is the responsibility of Aaron Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company, PA
Plant City, Florida
February 21, 2017

1

Aaron Capital, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	15,784
Prepaid Assets and Deposits		8,355
Receivables		648
Fixed Assets (net of accumulated depreciation)		1,385
Total Assets	$	26,172

Liabilities and Member's Equity

Liabilities

Accounts Payable		3,255
Accrued Expenses		5,772
Total Liabilities	$	9,027

Stockholder's Equity

Common Stock, no par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding		253,044
Additional Paid-in Capital		239,739
Accumulated Deficits		(475,638)
Total Stockholder's Equity	$	17,145
Total Liabilities and Stockholder's Equity	$	26,172

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Operations
December 31, 2016

		2016
Revenues		
Commissions	$	534,247
Total Revenue		534,247
Cost of Revenue		388,875
Gross Profit		145,372
Operating Expenses		
Travel and Entertainment		18,074
Professional Services		105,579
Communications and Data Processing		5,834
Employee Education		5,795
Regulatory Fees		17,983
Depreciation		4,606
Office Supplies and Expenses		2,376
Insurance and Taxes		4,484
Bank Charges		590
Total Operating Expenses		165,321
Net Income (Loss)	$	(19,949)

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficits	Totals
Balance at December 31, 2015	$ 253,044	$ 225,739	$ (455,689)	$ 23,094
Capital Contributions		14,000		14,000
Net income (loss)			(19,949)	(19,949)
Balance at December 31, 2016	$ 253,044	$ 239,739	$ (475,638)	$ 17,145

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:		
Net Income (Loss)	$ (	19,949)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Accounts Receivable	(	138)
Prepaid Expenses and Deposits		1,154
Accounts Payable		1,167
Accrued Expenses		5,644
Net cash provided by (used in) operating activities	(	12,122)
Cash flows from investing activities:		
Purchases of Fixed Assets		20,540
Depreciation	(	15,934)
Net cash provided by (used in) investing activities		4,606
Cash flows from financing activities		
Contributions from Stockholder		14,000
Net cash provided by financing activities		14,000
Net increase in cash and equivalents		6,484
Cash and equivalents at beginning of period		9,300
Cash and equivalents at end of period	$	15,784

The accompanying notes are an integral part of these financial statements.

NOTE 1 – General and Summary of Significant Accounting Policies

General

Aaron Capital, Inc. (the "Company") was incorporated in the State of Texas on October 12, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business primarily as an underwriting and selling group participant on a best efforts basis. Aaron Capital also provides services as a retailer selling mutual funds, variable life insurance or annuities, and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

NOTE 2 – Fixed Assets

Fixed assets are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computers	$ 2,125	3
Equipment	625	3
Total Cost of Property and Equipment	2,750	
Less: Accumulated Depreciation	(1,365)	
Property and Equipment, Net	$ 1,385	

NOTE 3 – Income Taxes

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ -
State	-
Total income tax expense (benefit)	$ -

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustments to the Company's tax position.

NOTE 4 – Occupancy

The Company was involved in a short-term operating agreement for office space for its headquarters in Memphis, TN. Rent for the year ended December 31, 2016 was waived by its related entity.

NOTE 5 – Related Party Transactions

The Company rents office space in Memphis, TN from PPM Inc. ("PPM"), an affiliate through common ownership. PPM waived all twelve months of rent for the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6 – Subsequent Events

Subsequent events have been evaluated through February 21, 2017, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

NOTE 7 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2016, the Company did not exceed the federally insured limit.

NOTE 8 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2016 requiring contingent loss recognition.

NOTE 9 – Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2016. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $6,757 which was $1,757 in excess of its required net capital of $5,000. The Company's net capital ratio was 133.59%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Aaron Capital, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of Net Capital

Total Stockholder's Equity	$	17,145
Non-Allowable Assets		10,388
Haircuts on Securities		-
Net Allowable Capital	$	6,757

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	602
Minimum Net Capital Requirement of Reporting Broker-Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	1,757

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	9,027
Percentage of Aggregate Indebtedness to Net Capital		133.59%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Aaron Capital, Inc.

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, there are no items to report under the requirements of this Rule.



RAULERSON CASTILLO
WESTLAKE & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT**

To the Board of Directors and Stockholder
of Aaron Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Aaron Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aaron Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Aaron Capital, Inc. stated that Aaron Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Aaron Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aaron Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company, PA
Plant City, Florida
February 21, 2017

11



AARON CAPITAL, INC.

New York | Chicago | Los Angeles | San Francisco | Phoenix | Memphis | Colorado

EXEMPTION REPORT

Aaron Capital, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

ANA R. CARTER
Name

(signature)
Authorized Signature

CFO & FINOP
Title

2/21/17
Date